07028818

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date December 19, 2007
Contact Li Sulejmanagic

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Li Sulejmanagic

Corporate Communications

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Victory pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

12/28

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, December 19, 2007 – Due to the amendment of the SESTO-SFBC that came into force on December 1, 2007 and transactions that occurred on December 3, 2007, Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, disclosed her shareholding in OC Oerlikon Corporation AG, Pfäffikon on December 7, 2007 (cf. OC Oerlikon Corporation AG, Pfäffikon's media release dated December 11, 2007, and publication in the Swiss Official Gazette of Commerce of December 19, 2007, respectively). On December 17, 2007 Victory Industriebeteiligung AG rectified its disclosure notification with regard to the sale positions as follows:

Sale positions:

Percentage of voting rights from underlying shares: 12.10 %

- 1 137 621 call options with 1 710 741 voting rights conferred (12.10 %) *)

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:
RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland
Tel 044 211 10 12, Fax 044 211 10 13

---

*) Based on a recommendation by SWX Swiss Exchange of December 11, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 18, 2007
Contact Li Sulejmanagic

Unaxis Holdings
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, December 18, 2007 – Due to the amendment of the SESTO-SFBC that came into force on December 1, 2007, Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, disclosed the following shareholding in OC Oerlikon Corporation AG, Pfäffikon on December 7, 2007:

Purchase positions:

Percentage of voting rights: 8.90 %

- 456 924 registered shares (3.23 %)
- 611 151 long call options with 611 151 (4.32 %) voting rights conferred *)
- 190 682 written put options with 190 682 (1.35 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 24.78 %

- 1 837 408 short call options with 1 837 408 (12.99 %) voting rights conferred *)
- 1 666 503 long put options with 1 666 503 (11.78 %) voting rights conferred *)

The shareholder's contact person for the present notification is:
François Seydoux, Case postale 300, 1001 Lausanne
Tel 021 212 17 70, Fax 021 212 10 95

*) Based on a recommendation by SWX Swiss Exchange of December 11, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END